April 26, 2006

Mail Stop 4561

By U.S. Mail and facsimile to (515) 225-8032

Mr. Thomas E. Stanberry
Chairman, President and Chief Executive Officer
West Bancorporation, Inc.
1601 22nd Street
West Des Moines, Iowa  50266

Re:	West Bancorporation, Inc.
	Form 10-K for the Fiscal Year Ended December 31, 2005
	Definitive Proxy Statement on Schedule 14A filed March 7,
2006
	File No. 0-49677

Dear Mr. Stanberry:

	We have reviewed your filings and have the following comments.
We have limited our review of your filings to those issues we have addressed in our comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


*    *    *    *    *    *    *


Definitive Proxy Statement on Schedule 14A filed March 7, 2006
Appendix to the Proxy Statement
Consolidated Financial Statements

Note 1 - Organization and Nature of Business and Summary of
Significant Accounting Policies, page 35

1. We note your disclosures on page 38 that you recognized approximately $8.4 million of goodwill associated with your acquisition of Investors Management Group, Ltd (IMG). Please tell us whether IMG is an affiliate, related party or unaffiliated third party. Please also tell us how you determined the fair value of IMG as of the date of purchase and the primary factors which led to a purchase price that resulted in such a proportionately significant amount of goodwill.

Note 13 - Commitments and Contingencies and Related-Party Leases, page 53

2. We note your disclosure on page 54 that no amounts have been recorded as liabilities for your potential obligations under $23 million of standby letters of credit as of 12/31/05. Please tell us how you determined the fair value of your guarantees related to standby letters of credit at inception. Refer to paragraphs 9-12 of
FIN 45.


*    *    *    *    *    *    *


      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a detailed letter that keys your responses to our comments and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.



In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Lisa Haynes, Staff Accountant at (202) 551-
3424
or me at (202) 551-3492 if you have questions.


								Sincerely,



	                        	John P. Nolan
					Accounting Branch Chief

Mr. Thomas E. Stanberry
West Bancorporation, Inc.
April 26, 2006
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